

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2023

Alan Snyder
Chief Executive Officer
aShareX Fine Art, LLC
10990 Wilshire Blvd., Suite 1150
Los Angeles, California 90024

Re: aShareX Fine Art, LLC
Draft Offering Statement on Form 1-A
Response dated May 25, 2023
CIK No. 0001964674

Dear Alan Snyder:

We have reviewed your May 25, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 22, 2023 letter.

Response dated May 25, 2023

General

1. We note your response to comment 1 and disagree with your analysis. Rule 255(a) prohibits the solicitation of any commitment, binding or otherwise, from any person until qualification of an offering statement. It appears that, via the bidding process, you are soliciting pre-qualification commitments that are prohibited by Rule 255(a). In this regard, we note that revocability of the pre-qualification bids doesn't make these bids permissible solicitation of interests. Please revise the structure of the bid process so that you are in compliance with Regulation A.

Please contact Alyssa Wall at 202-551-8106 or Donald Field at 202-551-3680 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Alison Pear